UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09057254

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35581

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

406 Main Street
(No. and Street)

Keokuk (City) Iowa (State) 52632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Krueger 319-524-1240 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Wardwell, CPA PC
(Name – *if individual, state last, first, middle name*)

40 N. 9th Street (Address) Hamilton (City) IL (State) 62341 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry Krueger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Krueger Brokerage Inc., as of 12/31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President
Title

[Signature]
NOTARIAL SEAL IOWA
DANIEL R. KRUEGER
Commission Number 736245
My Commission Expires
8-23-2011

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

February 18, 2009

Krueger Brokerage, Inc.
601 Main Street
Keokuk, IA 52632

Gentlemen:

We have audited the financial statements of Krueger Brokerage, Inc. for the year ended December 31, 2008 and issued our report thereon dated February 18, 2009. During the course of our examination, no material inadequacies were found to exist or to have existed since the date of the previous audit.

Sincerely,

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

KRUEGER BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2008

John P. Wardwell, CPA PC
Certified Public Accountant
40 N. 9th Street
Hamilton, IL 62341
Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa 52632

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

February 18, 2009

TABLE OF CONTENTS

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 28,256	$ 5,473
Deposits with clearing organizations:		
Cash	3,435	41,963
Securities, at market	17,885	27,786
Receivable from clearing organizations (Note 3)	11,160	9,776
Securities owned (Note 10):		
Marketable, at market	30,407	66,886
Not readily marketable, at estimated FV	14,826	26,694
Leasehold improvements, less accumulated depreciation	18,901	11,478
Total Assets	$ 124,870	$ 190,056
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to clearing organization (Note 3)	$ 2,178	$ 3,370
Income taxes payable	---	222
Accrued expenses	5,100	8,465
Total Liabilities	7,278	12,057
Stockholders' Equity:		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Retained earnings	85,374	145,781
Additional paid-in capital	1,649	1,649
Less 12 shares treasury stock, at cost	(19,431)	(19,431)
Total Stockholders' Equity	117,592	177,999
Total Liabilities and Stockholders' Equity	$ 124,870	$ 190,056

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2008 and 2007

	2008	2007
Revenues:		
Commission	$ 240,115	$ 246,097
Interest and dividends	3,534	6,529
Gain (loss) on sale of securities	1,549	(14,365)
Unrealized gain (loss)on securities	(45,649)	33,150
Other income (Note 13)	105	35,298
Total Income	199,654	306,709
Expenses:		
Employee compensation and benefits	171,089	181,065
Clearing expenses	42,827	42,862
Communications and data processing	13,902	13,754
Occupancy	18,234	19,640
Other expenses	14,009	14,729
Total Expenses	260,061	272,050
Income (loss) before income tax	(60,407)	34,659
Provision for income taxes	---	222
Net income	$ (60,407)	$ 34,437
Earnings (loss) per share	$(1,208.12)	$ 688.74

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2008 and 2007

	2008	2007
Beginning stockholders' equity	$ 177,999	$ 135,436
Net income (loss)	(60,407)	34,437
Sale of treasury stock	---	8,126
Ending stockholders' equity	$ 117,592	$ 177,999

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (60,407)	$ 34,437
Depreciation	459	---
Unrealized (gains) losses on marketable securities	45,649	(33,150)
(Increase) decrease in accounts receivable	(1,384)	6,544
Increase (decrease) in accounts payable and accrued expenses	(4,779)	1,825
(Gain) Loss on sale of securities	(1,549)	14,365
Net Cash Provided (Used) by Operating Activities	(22,011)	24,021
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(12)	(18,778)
Proceeds from sale of investments and redemptions	14,160	36,305
Purchase of fixed assets	(7,882)	(11,478)
Net Cash Provided by Investing Activities	6,266	6,049
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of treasury stock	---	8,126
Net increase (decrease) in cash	(15,745)	38,196
Cash balance, beginning of year	47,436	9,240
Cash balance, end of year	$ 31,691	$ 47,436

	2008	2007
Cash expended for income taxes	$ -0-	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1. Organization and Nature of Business

Krueger Brokerage, Inc. is an independent brokerage service registered with the Securities and Exchange Commission (SEC) and is a member of The National Association of Securities Dealers (NASD). The Company's operations are conducted in Keokuk, Iowa and all securities transactions are cleared through a clearing agent, Mesirow Financial, Inc. Clients include institutional and individual traders of securities.

Note 2. Significant Accounting Policies

The financial statements'are presented on the accrual basis of accounting. The Company is engaged in a single line of business as a securities broker. Services provided include principal transactions, agency transactions, and investment advisory services. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of Krueger Brokerage, Inc. are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Leasehold improvements are amortized over the useful life of the improvement.

Federal and state income taxes are calculated on the accrual basis as of the date of the financial statements. The amount of current taxes payable or refundable is determined by utilizing currently enacted tax laws and rates. The Company does not have any timing differences between book income determination and tax income that could give rise to deferred tax assets or liabilities.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Note 3. Receivable from and Payable to Clearing Agent

Amounts receivable from clearing agent amounted to $11,160 and the amount payable to clearing agent was $2,178 as of December 31, 2008. Krueger Brokerage, Inc. clears all securities transactions through Mesirow Financial, Inc.

Note 4. Simplified Employee Pension Plan

Krueger Brokerage, Inc. maintains a SEP-IRA plan for employees who have completed three years of service, attained age 21, and have the required level of compensation in the plan year. Discretionary contributions are made by the Company to the accounts of all eligible employees. The Company's contributions to the plan were $10,836 and $19,362 for the years ended December 31, 2008 and 2007, respectively.

Note 5. Net Capital Requirement

Krueger Brokerage, Inc. is subject to the SEC Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 and 2007, the Company had net capital of $188,654 and $147,483, respectively, which was $38,654 and $97,483, respectively, in excess of its required net capital of $50,000 for each year. The Company's net capital ratio was .08 to 1 and .08 to 1, respectively.

Note 6. Income Taxes

For the year ended December 31, 2008 the Company sustained a net operating loss for tax purposes and, thus, incurred no federal or state income tax liability for the year. The Company has elected to carry forward a net operating loss of $12,830, for tax purposes, to 2009 and subsequent years. For the year ended December 31, 2007, the Company incurred a federal tax liability of $159 and a state tax liability of $63. The Company utilized a net operating loss carry forward of $17,246 in 2007.

A reconciliation of the differences between the expected income tax expense on income computed at the U.S. statutory income tax rates and the Company's income tax expense is shown in the following table:

	2008	2007
Expected income tax expense at U.S. statutory rate	$(20,538)	$ 11,709
Effect of non-deductible expense & non taxable income	655	701
Increase due to state income taxes, net of U.S. federal income tax effects	---	63
Effect of unrealized gains (losses) on securities	15,521	(11,271)
Effect of net operating loss carry forward	4,362	(5,864)
Effect of net capital loss (non deductible)	---	4,884
Income tax expense	$ -0-	$ 222

Note 7. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2008 and 2007, Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 8. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of clients.

Note 9. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

Note 10. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2008 and 2007, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2008				
Available for sale:				
Debt securities	$ ---	$ ---	$ ---	$ ---
Equity securities	80,052	71,914	(88,848)	63,118
Totals	$ 80,052	$ 71,914	$ (88,848)	$ 63,118
December 31, 2007				
Available for sale:				
Debt securities	$ 67	$ 1,200	$ (1,197)	$ 70
Equity securities	92,663	73,463	(44,830)	121,296
Totals	$ 92,730	$ 74,663	$ (46,027)	$121,366

The Company owns 600 shares of stock in the National Association of Securities Dealers (NASD). Ownership of these shares is restricted to members of the NASD. Due to this restriction, the stock is not readily marketable. The Company carries this stock at estimated market value, $14,826. The Company also owns 600 shares of NASDAQ stock which are no longer restricted. The stock may be freely traded. The Company carries these shares at market.

Note 11. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2008 and 2007, and paid an assessment of $150 for each year.

Note 12. Lease

The Company leased a portion of the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2007 were $5,400. The lease terms were year to year subject to annual renewal. The Company has entered into a new leasing arrangement effective in January, 2008, for a new facility at 406 Main Street in Keokuk, Iowa. Henry Krueger, president of the Company, is a member of the organization that owns the new premises. Lease terms call for monthly rent payments of $500. The Company paid $5,500 for the year ended December 31, 2008.

Note 13. NASD Payment

The Company is a member of the National Association of Securities Dealers (NASD). During 2007, the NASD was consolidated with the New York Stock Exchange. Due to that consolidation, the Company received a one-time special payment of $35,000.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Krueger Brokerage, Inc.

We have audited the accompanying financial statements of Krueger Brokerage, Inc. as of and for the years ended December 31, 2008 and 2007, and have issued our report thereon dated February 18, 2009. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital and the Computation of Basic Net Capital Requirement is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, Illinois

February 18, 2009

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2008 and 2007

	2008		2007	
Total ownership equity from statements of financial condition		$ 117,592		$ 177,999
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		117,592		177,999
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable Subordinated liabilities		117,592		177,999
Deductions and/or charges:				
Total nonallowable assets	$ 18,901		$ 11,478	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	18,901	---	11,478
Other additions and/or allowable credits		---		---
Net Capital before haircuts on securities positions		98,691		166,521
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	---		(4)	
Options	---		---	
Other securities	(3,252)		(4,997)	
Undue concentration	---		---	
Other - common stock	(6,785)	(10,037)	(14,037)	(19,038)
Net Capital		$ 88,654		$147,483

The net capital computed as of December 31, 2008 and 2007 does not differ materially from amounts reported on form X-17A-5 as of those dates.

The accompanying notes are an integral part of these financial statements.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2008 and 2007

		2008		2007
Total Liabilities		$ 7,278		$ 12,057
Add:				
Drafts for immediate credit	$ ---		$ ---	
Market value of securities borrowed	---		---	
Other unrecorded amounts	---	---	---	---
Total Aggregate Indebtedness		7,278		12,057
Percentage of aggregate indebtedness to net capital		8%		8%
Percentage of debt to debt-equity total		6%		6%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness		485		804
B. Minimum dollar net capital requirement		50,000		50,000
C. Net capital requirement (greater of A or B)		50,000		50,000
D. Net capital		88,654		147,483
Excess Net Capital (D minus C)		$ 38,654		$ 97,483
Excess Net Capital at 1000%		$ 87,926		$146,277
Ratio: Aggregate indebtedness to net capital		.08 to 1		.08 to 1

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.